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                                                                   EXHIBIT 11.01

                    APPLIED IMAGING CORP. AND SUBSIDIARIES

                  COMPUTATION OF PRO FORMA NET LOSS PER SHARE
               (Unaudited, in thousands, except per share data)


                                                  Three Months    Nine Months
                                                     Ended          Ended
                                                  September 30,  September 30,
                                                      1996           1996
                                                   ----------     -----------
Weighted average common shares outstanding          1,152,964       1,107,588

Preferred Stock (1)                                 2,939,006       2,939,006

Common stock equivalents accounted for
under Staff Accounting Bulletin No. 83:

  Preferred stock                                   1,106,217       1,106,217
  Employee stock options                              217,140         217,140
  Preferred stock warrants                            340,010         340,010
                                                   ----------     -----------
  Total weighted average common
    shares outstanding                              5,755,337       5,709,961
                                                   ==========     ===========

Net loss                                             (689,000)     (1,924,000)
                                                   ==========     ===========

Pro forma net loss per share                       $    (0.12)    $     (0.34)
                                                   ==========     ===========


(1) Includes convertible preferred stock and 110,416 preferred stock warrants converted into 85,388 shares of common stock, under the treasury-stock method.